Exhibit 99.68

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Completes First Uranium Sales

Toronto, Ontario – August 15, 2012

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) today announced the successful completion of two sales of U3O8 (“yellowcake”) totaling approximately 200,000 lbs. during the month of July at an average price of US$62.18per lb. U3O8.The sales were completed under two long term uranium contracts which were transferred to Energy Fuels upon the June 29th completion of the purchase of the U.S. uranium assets and operations formerly held by Denison Mines Corp.

“With the completion of these shipments, Energy Fuels has become a uranium supplier and the largest active conventional uranium producer in the United States,” commented Stephen Antony, President and CEO. “We have an experienced operations team in place and the successful completion of these yellowcake shipments demonstrates our ability to produce and deliver product, and realize positive cash flow from operations. Achieving this important milestone demonstrates the significant progress we have made in integrating assets and personnel and in building a new Energy Fuels.”

About Energy Fuels: Energy Fuels is America's largest conventional uranium and vanadium producer, supplying nearly a third of the uranium produced in the U.S. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines in Arizona and Utah and permitted mines in Wyoming and Colorado.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com